UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

Navios Maritime Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y62159143

(CUSIP Number)

Vasiliki Papaefthymiou, Esq.

Secretary

Navios Shipmanagement Holdings Corporation

85 Akti Miaouli Street, Piraeus, Greece 185 38

+ (30) 2104595000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62159143

1	NAMES OF REPORTING PERSONS Angeliki Frangou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 561,104 (1)
	8	SHARED VOTING POWER 8,823,529
	9	SOLE DISPOSITIVE POWER 561,104 (1)
	10	SHARED DISPOSITIVE POWER 8,823,529

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,384,633 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 100,000 shares of common stock of the Issuer subject to a vested option with an exercise price of $58.65 per share.
(2)

Based on 70,677,142 shares of common stock of the Issuer issued and outstanding as of August 25, 2021 consisting of (i) 17,735,966 shares issued and outstanding as of such date as disclosed in the Agreement and Plan of Merger, dated August 25, 2021, by and among the Issuer, Navios Maritime Partners L.P. (“NMM”) and a wholly owned subsidiary of NMM (the “Merger Agreement”) filed as Exhibit 4.1 to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 26, 2021 (the “Form 6-K”), but without giving effect to the shares issued by the Issuer pursuant to, or simultaneously with the execution of, the Merger Agreement; (ii) 44,117,647 shares issued by the Issuer to NMM on August 25, 2021 pursuant to the Merger Agreement; and (iii) 8,823,529 shares issued by the Issuer to Navios Shipmanagement Holdings Corporation (“NSM”) simultaneously with the execution of the Merger Agreement in partial satisfaction of a loan from NSM to the Issuer, as disclosed in the Form 6-K.

CUSIP No. Y62159143

1	NAMES OF REPORTING PERSONS Navios Shipmanagement Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,823,529
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,823,529

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,823,529
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, par value $0.0001 per share (“Common Stock”), of Navios Maritime Acquisition Corporation (the “Issuer”). The Issuer is a corporation organized under the laws of the Republic of the Marshall Islands, with principal executive offices at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands.

Item 2. Identity and Background.

Navios Shipmanagement Holdings Corporation (the “NSM”) is a corporation organized under the laws of the Republic of the Marshall Islands, with its principal executive office at 85 Akti Miaouli Street, Piraeus, Greece 185 38.

Angeliki Frangou (together with NSM, the “Reporting Persons”) is a Greek citizen with a principal business address at 85Akti Miaouli Street, Piraeus, Greece 185 38. Ms. Frangou is the Chairman and Chief Executive Officer of NSM, the Issuer, Navios Maritime Partners L.P. (“NMM”) and Navios Maritime Holdings Inc. (“NH”). The address of the principal executive officers of the Issuer is set forth in Item 1 and incorporated herein; the address of the principal executive office of NNM is at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco; and the principal executive office of NM is at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands.

The name, principal occupation, principal business address and citizenship of each director and executive officer of the NSM is as set forth on Schedule A.

In the past five years, neither of the Reporting Persons or, to the knowledge of the Reporting Person, any person listed on Schedule A, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 25, 2021, NSM entered into a supplemental agreement (the “Supplemental Loan Agreement”) to amend the terms of a secured term loan made by NSM to the Issuer (the “NSM Loan”) that had the outstanding a balance of $98.1 million. Pursuant to the Supplemental Loan Agreement, the Issuer issued 8,823,529 shares of Common Stock to NSM in cancelation of $30.0 million of the outstanding balance of the NSM Loan ($3.40 per share). Prior to NSM’s acquisition of 8,823,529 shares of Common Stock pursuant to the Supplemental Loan Agreement, Ms. Frangou beneficially owned 561,104 shares of Common Stock, including 100,000 shares subject to a vested option to purchase shares at an exercise price of $58.65 per share.

Item 4. Purpose of the Transaction.

On August 25, 2021, the Issuer, NMM and Navios Acquisition Merger Sub. Inc., a Republic of the Marshall Islands corporation and a wholly owned subsidiary of NMM (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to, and subject to the terms and condition of, the Merger Agreement, the Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer being the surviving entity and becoming a wholly owned subsidiary of NMM, and each outstanding share of Common Stock (other than the shares of Common Stock held by NMM, the Issuer and their respective subsidiaries) will be converted into the right to receive 0.1275 of a common unit of NNM. Upon consummation of the Merger, the shares of Common Stock will be delisted from the New York Stock Exchange.

In connection with the execution of the Merger Agreement, NSM acquired the 8,823,529 shares of Common Stock referenced in Item 3 as part of a transaction pursuant to the Supplemental Loan Agreement in which NSM released all of the collateral securing the NSM Loan and relinquished an option it held to exchange all or a portion of the NSM Loan for equity of the Issuer’s material subsidiary, Navios Maritime Midstream Partners L.P., to allow such assets to be granted as collateral to secure new borrowings by the Issuer and its subsidiaries (“New Borrowings”) net proceeds of which were used, together with other funds, to redeem all of the Issuer’s outstanding 8.125% First Priority Ship Mortgage Notes due November 15, 2021 (the “Ship Mortgage Notes”) and to discharge the Issuer’s obligations under the under the indenture relating to the Ship Mortgage Notes.

The 8,823,529 shares of Common Stock held by NSM and the other shares of Common Stock owned by Ms. Frangou will be converted into common units of NMM in the Merger on the same terms as is applicable to other outstanding shares of Common Stock. The Reporting Persons intends to vote, or cause to be voted, the shares of Common Stock beneficially owned by them in favor of the Merger and the Merger Agreement.

The information set forth in Item 3 above is hereby incorporated by reference in response to this Item 4.

The foregoing description of the Merger Agreement and the Supplemental Loan Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is included as Exhibit 1 hereto and incorporated herein by reference, and the Supplemental Loan Agreement, which is included as Exhibit 2 hereto and incorporated herein by reference.

Item 5. Interest in Securities of NNA.

(a)	(b)

NSM beneficially owns 8,823,529 shares of Common Stock, or approximately 12.5% of the outstanding shares of Common Stock. By virtue of Ms. Frangou’s ownership of NSM, Ms. Frangou also beneficially owns such 8,823,529 shares and, in addition, beneficially owns another 561,104 shares of Common Stock, including 100,000 shares subject to a vested option to purchase shares at an exercise price of $58.65 per share. As a result, Ms. Frangou beneficially owns a total of 9,384,633 shares of Common Stock including 100,000 options, or approximately 13.3% of the outstanding shares of Common Stock. Ms. Frangou and NSM share the power to vote or direct the vote and to dispose or direct the disposition of the 8,823,529 shares. Ms. Frangou has the sole power to vote or direct the vote and to dispose or direct the disposition of the 561,104 shares, including 100,000 options.

NMM beneficially owns 44,117,647 shares of Common Stock, or approximately 62.4% of the outstanding shares of Common Stock. NMM is reporting its beneficial ownership of such shares on a Schedule 13D separately filed by NMM. NMM has the sole power to vote or direct the vote and to dispose or direct the disposition of such shares, except as described in the Schedule 13D filed by it.

NH, a corporation of which Ms. Frangou serves as Chairman and Chief Executive Officer, is the beneficial owner of approximately 9.6% of the NMM’s outstanding common units, and Alpha Merit Corporation (“Alpha”), a wholly owned subsidiary of NH, beneficially own 4,865,147 shares of Common Stock, or approximately 6.9% of the outstanding shares of Common Stock. NH and Alpha share the power to vote or direct the vote and to dispose or direct the disposition of such shares. NH and Alpha report their beneficial ownership of such shares on a Schedule 13D, as amended, separately filed by them.

The Reporting Persons, NMM, NH and Alpha beneficially own in the aggregate a total of 58,367,427 shares of Common Stock, or approximately 82.5% of the outstanding shares of Common Stock. The Reporting Persons disclaims membership in a group with NMM, NH or Alpha.

(c)

On August 25, 2021, pursuant to the Supplemental Loan Agreement, NSM acquired from the Issuer 8,823,529 newly issued shares of Common Stock in exchange for the cancelation of $30.0 million of the outstanding balance of the NSM Loan ($3.40 per share).

(d)

No person other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 above is hereby incorporated by reference in response to this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated August 25, 2021, by and among Navios Maritime Acquisition Corporation, Navios Maritime Partners L.P. and Navios Acquisition Merger Sub, Inc. (incorporated by reference to Exhibit 4.1 of Form 6-K filed by Navios Maritime Acquisition Corporation on August 26, 2021).

2	Supplemental Agreement in relation to a Loan Agreement dated March 19, 2021, dated August 25, 2021, by and between Navios Maritime Acquisition Corporation and Navios Shipmanagement Holdings Corporation .(incorporated by reference to Exhibit 4.3 of Form 6-K filed by Navios Maritime Acquisition Corporation on August 26, 2021).

3.	Joint Filing Agreement, dated as of September 7, 2021, by and between the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2021	By:	/s/ Angeliki Frangou

Navios Shipmanagement Holdings Corporation

	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title	Chief Executive Officer

Schedule A

Reporting Person’s

Directors and Executive Officers

The business address for each director and executive officer of NSM is 85 Akti Miaouli Street, Piraeus, Greece 185 38.

Name	Principal Occupation	Citizenship
Directors

Efstratios Desypris	Chief Financial Officer; Director	Greece

Georgios Achniotis	Executive Vice President; Director	Cyprus

Anna Kalathaki	Vice President; Director	Greece

Name	Principal Occupation	Citizenship
Executive Officers

Angeliki Frangou	Chief Executive Officer	Greece

Efstratios Desypris	Chief Financial Officer; Director	Greece

Georgios Achniotis	Executive Vice President; Director	Cyprus

Vasiliki Papaefthymiou	Secretary	Greece

Anna Kalathaki	Vice President; Director	Greece

Angeliki Tsakanika	Chief Financial Controller	Greece